UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Uwharrie Capital Corp

(Full Name of Registrant)

(Former Name if Applicable)

132 North First Street

(Address of Principal Executive Office (Street and Number))

Albemarle, NC 28001

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Uwharrie Capital Corp (the "Registrant") is unable to provide its periodic report on Form 11-K for the period ending December 31, 2022 within the prescribed time period because its auditors, Wipfli LLP (the "Auditor"), have been unable to obtain the information necessary to conclude its audit of the Uwharrie Capital Corp Employees 401(k) Retirment Plan ("the Plan"). The Auditor's inability to obtain the information is due to data access difficulties that arose in connection with the third-party service provider to the Plan.

The cause of the delay in concluding the audit could not be eliminated by the Registrant without unreasonable effort or expense. The Auditor's statement regarding such delay is attached hereto as Exhibit A.

At this time, the Auditor and the Registrant believe that the audit can be concluded in sufficient time to permit the filing of Form 11-K no later than the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Heather H. Almond	704	991-1255
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Uwharrie Capital Corp has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2023	By:	/s/ Heather H. Almond
Heather H. Almond
Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

235 Peachtree Street, NE 404 588 4200 Suite 1800 wipfli.com Atlanta, GA 30303

June 30, 2023

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:Uwharrie Capital Corp Employees 401k Retirement Plan

Form 11-K Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Year Ended December 31, 2022

Dear Sir or Madam:

Our client, Uwharrie Capital Corp Employees 401k Retirement Plan, requests an extension of time to file their Form 11-K. They request an extension of time to July 14, 2023. An extension of time is required to obtain pertinent information necessary to properly conclude the audit of the Uwharrie Capital Corp Employees 401k Retirement Plan.

The name and address of the employer for your reference is as follows:

Uwharrie Capital Corp

132 North First Street

Albemarle, NC 28001

Please make record of this request for extension.

Sincerely,

/s/ Wipfli LLP